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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              Broadcom Corporation
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                    11132010
                                 (CUSIP Number)


                                 August 20, 1999

             (Date of event which requires filing of this statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /_/  Rule 13d-1(b)
         /X/  Rule 13d-1(c)
         /_/  Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages
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CUSIP NO.  11132010               SCHEDULE 13G                PAGE 2 OF 5 PAGES

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 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Instrument Corporation; 36-4134221
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [     ]

                                              (b)  [     ]
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 3        SEC USE ONLY

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 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             5      SOLE VOTING POWER
                                    4,375,000 shares of Class A Common Stock
                                    (See responses to Item 2(d) and Item
        NUMBER OF                   4(a))
         SHARES              ---------------------------------------------------
      BENEFICIALLY           6      SHARED VOTING POWER
        OWNED BY                    0
          EACH               ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
         PERSON                     4,375,000 shares of Class A Common Stock
          WITH                      (See responses to Item 2(d) and Item 4(a))
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0

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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,375,000 shares of Class A Common Stock (See responses to Item 2(d) and Item 4(a))
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.9% of the Class A Common Stock (See response to Item 4(b))

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12        TYPE OF REPORTING PERSON
          CO
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CUSIP NO.  11132010                SCHEDULE 13G               PAGE 3 OF 5 PAGES
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ITEM 1.

(a)               Name of Issuer:  Broadcom Corporation

(b)               Address of Issuer's Principal Executive Offices:
                                                  16215 Alton Parkway
                                                  Irvine, California
                                                  92618
ITEM 2.

(a)               Name of person filing:  General Instrument Corporation

(b)               Address of principal business office, or, if none, residence:
                                                  101 Tournament Drive
                                                  Horsham, Pennsylvania
                                                  19044
(c)               Citizenship:  Delaware

(d)               Title of class of securities:  Class A Common Stock(1)

(e)               CUSIP number:  11132010

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

(a)               Amount of beneficially owned:  4,375,000(2)
                                                           -

(b)               Percent of class: 8.9%(3)



- ---------------
(1) General Instrument Corporation holds (a) 10,000 shares of Class A Common Stock and (b) 4,365,000 shares of Class B Common Stock, which are convertible into Class A Common Stock on a share for share basis. See also Note 2 below.

(2) This number of shares beneficially owned takes into account (a) a stock dividend of 2,250,000 shares of Class B Common Stock paid to General Instrument Corporation by the issuer on or about February 17, 1999, (b) General Instrument Corporation's sale of 65,000 shares of Class A Common Stock on June 22, 1999 pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended, and (c) General Instrument Corporation's sale of 60,000 shares of Class A Common Stock on August 20, 1999 pursuant to Rule 144.

(3) In its Schedule 13G filed on February 4, 1999, General Instrument Corporation reported that it owned approximately 5.0% of the Class A Common Stock. However, pursuant to Rule 13d-3(d)(1)(i), the correct percentage that should have been reported at that time was 14.3%. Following General Instrument Corporation's sales of Class A Common Stock on June 22, 1999 and August 20, 1999 (see Note 2 above) and based on the number of shares of Class A Common Stock outstanding as of June 30, 1999 (as reported in Broadcom Corporation's Form 10-Q filed with the SEC on August 16, 1999), General Instrument Corporation's percentage ownership is 8.9% as of the date of this filing.
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CUSIP NO.  11132010                 SCHEDULE 13G              PAGE 4 OF 5 PAGES
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(c) Number of shares as to which the person has:

                  (i)      sole power to vote or to direct the vote

                           4,375,000

                  (ii)     shared power to vote or to direct the vote

                           0

                  (iii)    sole power to dispose or to direct the disposition of

                           4,375,000

                  (iv) shared power to dispose or to direct the disposition of

                           0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICES OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NO.  11132010               SCHEDULE 13G                PAGE 5 OF 5 PAGES
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 29, 1999            GENERAL INSTRUMENT CORPORATION


                                       By:  /s/  Robert A. Scott
                                          -------------------------------------
                                        Name:   Robert A. Scott
                                        Title:  Senior Vice President,
                                                General Counsel and Secretary